Gmail

Jennifer Eden <jennifer.eden@tampontribe.com>

Justin Did you receive our updated news on our raise? 🚀

4 messages

Jennifer Eden <jennifer.eden@tampontribe.com> Thu, Aug 4, 2022 at 2:17 PM
To: skinerd@msn.com

Hi Justin!

I wanted to make sure that you saw this email from last week, and personally let you know that we have just now opened a limited number of reservations for our new investment round!

As one of our most valued and committed investors, you have exclusive private access to our limited preferred terms before we go public.

You can reserve and fund your allocation on WeFunder, and you will receive the preferred terms* and benefits. Once Tampon Tribe's Form C is filed with the SEC, your paperwork will arrive, and your investment can be confirmed.

Since your last investment, we have an average growth of 290% each year. Amazon sales are up 615% YoY in Q2, our D2C returning customer rate is 74%, and Google, WeWork, Ritz Carlton, Four Seasons, Postmates, and Pixar are on recurring contracts. Capital is the only thing holding us back.

We'd love to have you on board as an investor in this round.

➞ Invest in Tampon Tribe here + more information!

Also, it would be great to hop on a call to discuss the raise. Feel free to let me know what works for you or you can grab a spot ➞ here .

Let's do this!
Jen.

(Apologies if this is hitting your inbox twice, we just want to make sure you receive it.)

–

TAMPON TRIBE

Jennifer Eden
Tampon Tribe
+13105923193
tampontribe.com
@tampontribe #tampontribe

Jennifer Eden <jennifer.eden@tampontribe.com> Sat, Aug 6, 2022 at 3:25 PM
To: skinerd@msn.com

Just making sure you saw this.
[Quoted text hidden]

justin leiter <skinerd@msn.com> Sun, Aug 7, 2022 at 12:13 PM

To: Jennifer Eden <jennifer.eden@tampontribe.com>

Thanks Jennifer. I did see this and am considering adding an additional investment this round. You and the team have hit some big milestones and have a much-needed lineup of products with a promising outlook. Plus, it appears the question isn't necessarily "if", but "when" I'll see a return. No promises of course, but it all makes it seem like a sound place to put my money that'd otherwise be sitting underneath my mattress.

From: Jennifer Eden <jennifer.eden@tampontribe.com>
Sent: Saturday, August 6, 2022 4:25:14 PM
To: skinerd@msn.com <skinerd@msn.com>
Subject: Re: Justin Did you receive our updated news on our raise?

[Quoted text hidden]

Jennifer Eden <jennifer.eden@tampontribe.com> Mon, Aug 8, 2022 at 9:16 PM
To: justin leiter <skinerd@msn.com>
Cc: Gaby Alves <gaby.alves@tampontribe.com>

Thank you Justin!
Your support really means the world to us - we won't let you down. And yes, better than leaving it under the mattress!
Very best,
Jennifer.
[Quoted text hidden]

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.